Exhibit 99.46

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (“NFG” or the “Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

September 9, 2020

Item 3:	News Release

News release was disseminated on September 9, 2020, through Newsfile Corp. and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On September 9, 2020, the Company announced it has commenced drilling on the Keats “Discovery” Zone at its Queensway Project, Central Newfoundland.

Item 5:	Full Description of Material Change

Please see the news release attached as Schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company, at 604-562-9664 or croberts@newfoundgold.ca

Item 9:	Date of Report

September 10, 2020

Schedule “A”

New Found Gold Corp. Suite 1430, 800 West Pender Street Vancouver, BC, V6C 2V6

New Found Gold Commences Drilling at Keats

“Discovery” Zone Queensway Project, Newfoundland

Vancouver, BC, September 9, 2020, New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG) is pleased to announce it has commenced drilling on the Keats “Discovery” Zone at its Queensway Project, Central Newfoundland.

Highlights

•	An initial 12,000 m program at Keats has commenced following up on the intercept of 19.0 m of 92.9 g/t Au starting at 96 m drilled in hole NFGC-19-01 by New Found in late 2019.

•	A second core drill has been added to the Queensway North program and has commenced drilling at the Keats Zone on September 8. The first rig has completed six holes at the Little/Powerline Zone and is now drilling at the Lotto Zone.

•	Initial drilling at Keats will include eight holes on a 10 m x 10 m grid pattern around the intercept in NFGC-19-01 with the objective of determining the initial spatial trend of the high-grade gold mineralization intercepted in NFGC-19-01.

•	Due to the very high-grade nature of the mineralization a significant number of gold ounces can be contained in relatively small volumes of rock.

•	Other holes will be drilled to test the extent of the mineralization along 950m of strike length and to vertical depths of 500m.

•	The NFGC-19-01 interval demonstrates an epizonal style of mineralization similar to that found at the high-grade Swan Zone at Kirkland Lake’s Fosterville mine in Victoria State, Australia (see the Company’s IPO prospectus on SEDAR and the Company’s August 12, 2020, news release). At the Swan Zone close spaced drilling is required to define the geometry of the high-grade gold mineralization and New Found has designed its drill program on the basis that Keats may be analogous. Note that the comparison to Fosterville’s Swan Zone is made as a model for the genesis of gold mineralization at Keats, it is not made to imply resource potential at Queensway.

Denis Laviolette, P.Geo., President of New Found, stated: “We are excited to now be stepping out from the high-grade NFGC-19-01 discovery interval. The initial holes will be relatively shallow, drilled to approximately 200 m in depth, and we anticipate completing a number of step-out intervals in short order. Two drills are now active at Queensway North and we will be adding a third in the next several weeks. This will accelerate our program to grid drill much of the 5 km trend along the Appleton Fault Zone defined by numerous high-grade gold occurrences, and as well to initiate drilling on the parallel JBP Fault Zone.”

Overview of the Keats Zone

The Keats Zone is centered approximately 1 km north of the Trans-Canada highway, a 15-minute drive from Gander, Newfoundland (population ~15,000). The target area occurs in a broad fault zone parallel to the primary Appleton Fault with multiple quartz veins hosted in shale and other sediments (see Figure 1 below).

QUEENSWAY PROJECT
SAMPLE LEGEND
Drill Core Samples
Surface Samples
Channel Samples
Grab Samples
Appleton Fault Zone
ZONE 36
2 New Veins Exposed over
100m Strike Length in 2020
LOTTO ZONE
14.3 g/t Au over 2.1m
10.0 g/t Au over 2.3m
934.4 g/t Au
425.8 g/t Au
TRENCH 26
1.05 g/t Au over 29.1m
POWERLINE ZONE
2.01 g/t Au over 6.0m
12.3 g/t Au
DOME ZONE
20.3 g/t Au over 8.6m
70.7 g/t Au over 2.6m
729 g/t Au over 1.5m
LITTLE ZONE
18.6 g/t Au over 7.5m
3.06 g/t Au over 7.0m
ROAD ZONE
15.4 g/t Au over 2.7m
5.68 g/t Au over 11.0m
50.0 g/t Au over 2.0m
NO DRILLING
TO DATE
COKES ZONE
2.7 g/t Au over 2.7m
3.4 g/t Au over 5.9m
BOWATER ZONE
8.84 g/t Au over 1.0m
NO DRILLING
NO GEOCHEM
KEATS ZONE
92.86 g/t Au over 19.0m incl.
285.2 g/t Au over 6.0m
1869 g/t Au
GOLDEN BULLET
702 g/t Au
43.2 g/t Au over 0.8m
KNOB ZONE
106.0 g/t Au over 2.3m
14.8 g/t Au over 8.9m
2130 g/t Au
WHITE SPRUCE ZONE
324.8 g/t Au
137.5 g/t Au
LETHA ZONE
136.6 g/t Au
225.6 g/t Au
106.3 g/t Au
GROUSE ZONE
0.83 g/t Au over 36.0m
19.6 g/t Au
GLEN EAGLES ZONE
23.7 g/t Au
QUEENSWAY PROJECT
Historic Showing/Zone
Surface Gold Trends
Airborne Chargeability Anomaly
EM Lineaments
EM/Mag Interpreted Faults
Historic Au Soil Anomaly
Queensway Project Outline
Initial Planned Drilling Fences
Trans-Canada Highway
Diamond Drill Hole Intercepts
0.5 - 1.0 g/t Au
1.0 - 5.0 g/t Au
> 5.0 g/t Au
Rock Samples
0.5 - 1.0 g/t Au
1.0 - 5.0 g/t Au
> 5.0 g/t Au
NEWFOUND
0
0.5
1
2
Km

Figure 1. Appleton Fault Zone targets

The Keats-Baseline fault zone is coincident with a chargeability anomaly from a 1999 induced polarization (“IP”) survey that persists for approximately 2,000 m along strike until the survey data runs out. The initial drilling will test 950 m of this strike length (see Figure 2 below).

KEATS/COKES ZONE
DISTAL HOLE TO TEST CHARGEABILITY ON STRIKE
CHARGEABLE ZONE = BASELINE FAULT EXT
KEATS BASELINE FAULT ZONE
2 HOLES PLANNED AT COKES ZONE
HIGH SOIL AU ALONG STRIKE OF SURFACE VEIN AND CHARGEABILTIY
2 DEEP HOLES 700M EACH
8 HOLES AT 10M SPACING AROUND 19-01
STRONG EM CONDUCTOR AND FLEXURE ON EM CONTACT
4 HOLES FOLLOWING SOUTHERN STRIKE AND EM CONDUCTOR
APPLETON FAULT ZONE
QUEENSWAY PROJECT
LEGEND
2019 Keats Zone Intercepts
Drill Holes
Planned Drill Holes
Drill Trace
Airborne Interpreted Faults
EM Contact
Ground-Airborne Chargeability
EM Conductor
Au Soil Anomaly
NEWFOUND GOLD CORP
4800N
4700N
4600N
4500N
4400N
4300N
4200N
4100N
4000N
5500N
5400N
5300N
5200N
5100N
5000N
0
100
200
400
m

Figure 2. Keats Zone target area

Gold occurs in quartz veining as well as disseminations in the host sediments. Mineralization includes arsenopyrite, pyrite, chalcopyrite, boulangerite, and visible gold, illustrated by the photo of core from hole NFGC-19-01 in Figure 3 below. Note that this photo is of a selected interval from NFGC-19-01 and is not intended to be representative of gold mineralization found on the property. Survey information for NFGC-19-01 is provided in Table 1 below.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-19-01	300	-45	199	658148	5427245

Table 1. Location, azimuth, dip, and length of hole NFGC-19-01

Figure 3. Keats Zone drill hole NFGC-19-01 @ 106.5 m down hole

QA/QC

True widths of the new exploration intercepts reported in this press release have yet to be determined but are estimated to typically be 70%-80% of reported core lengths; all channel sample true widths are estimated to be close to the reported widths. Assays are uncut, and calculated intervals are reported over a minimum length of 2 metres using a lower cutoff of 3.0 g/t Au. All HQ core assays reported were obtained by either whole sample rock metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia. The whole sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Corporation as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P.Geo., Chief Operating Officer and a Qualified Person as defined under National Instrument 43-101.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15 km west of Gander, Newfoundland, and just 18 km from Gander International Airport. The project is intersected by the Trans-Canada Highway, and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. With working capital of approximately C$75 million the Company is well financed for aggressive exploration with an initial planned drill program of 100,000 meters. New Found has a proven capital markets and mining team with major shareholders include Palisades Goldcorp (33%), Eric Sprott (18%), Novo Resources (11%), Rob McEwen (7%), other institutional ownership (8%), and management, directors and insiders (4%). Approximately 65% of the Company’s issued and outstanding shares are subject to escrow or 180-day lock up agreements.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgments

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Craig Roberts”

Craig Roberts, P.Eng., Chief Executive Officer

Email: croberts@newfoundgold.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions:

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to further the exploration and drilling on the Company’s Queensway gold project in Newfoundland. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s reports, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.